SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2019

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit		Page
Number		Number

1.1	Announcement in relation to poll results of extraordinary general meeting held on April 18, 2019, dated April 18, 2019	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 18, 2019	By:	/s/ Ke Ruiwen
	Name:	Ke Ruiwen
	Title:	President and Chief Operating Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING

HELD ON 18 APRIL 2019

The Board of the Company is pleased to announce that the proposed resolution was duly passed by the Shareholders by way of poll at the EGM of the Company held on 18 April 2019.

References are made to the circular (the “Circular”) and the notice (the “Notice”) of extraordinary general meeting (the “EGM”) of China Telecom Corporation Limited (the “Company”) dated 27 February 2019. Unless otherwise defined in this announcement, terms used herein shall have the same meanings as defined in the Circular and the Notice.

POLL RESULTS OF THE EGM

The board of directors (the “Board”) of the Company is pleased to announce that the EGM of the Company was held on Thursday, 18 April 2019 at 31 Jinrong Street, Xicheng District, Beijing, PRC. As at the date of the EGM, the total number of issued shares of the Company was 80,932,368,321.

As set out in the Circular, China Telecommunications Corporation, the controlling shareholder of the Company, holding an aggregate of 57,377,053,317 shares (representing approximately 70.89% of the total number of issued shares of the Company), was required to abstain from voting on the ordinary resolution in relation to the continuing connected transactions, and there were no restrictions on any other Shareholders casting votes on the proposed resolution at the EGM. Accordingly, the total number of shares entitling the holders to attend and vote for or against the ordinary resolution at the EGM was 23,555,315,004, representing approximately 29.11% of the total number of issued shares of the Company. Save as disclosed above, there were no shares entitling the Shareholders to attend and abstain from voting in favour of the resolution at the EGM as set out in Rule 13.40 of the Listing Rules and none of the Shareholders has stated his intention in the Circular to vote against or to abstain from voting on the resolution proposed at the EGM. The EGM was held in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the Articles of Association of the Company. China Telecommunications Corporation had abstained from voting on the proposed ordinary resolution at the EGM.

A-1

The poll results in respect of the proposed resolution at the EGM were as follows:

Ordinary Resolution	No. of votes (%)
	For	Against
1.

Ordinary resolution numbered 1 of the Notice of EGM dated 27 February 2019 (To approve the continuing connected transactions in relation to the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the Annual Caps applicable thereto)

	13,590,358,110 71.0391%	5,540,460,230 28.9609%
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Computershare Hong Kong Investor Services Limited, registrar of the Company’s H Shares, acted as scrutineer for the vote-taking at the EGM.

By Order of the Board

China Telecom Corporation Limited

Wong Yuk Har

Company Secretary

Beijing, China, 18 April 2019

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (exercising the powers of the chairman and chief executive officer; as the president and chief operating officer); Mr. Gao Tongqing, Mr. Chen Zhongyue and Madam Zhu Min (as the chief financial officer) (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).

A-2